SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         ALL COMMUNICATIONS CORPORATION
                         ------------------------------
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)

                            016628109 (Common Stock)
                            ---------
                                 (CUSIP Number)

                                 Michael J. Nita
                             Shanley & Fisher, P.C.
                               131 Madison Avenue
                        Morristown, New Jersey 07962-1979
                                 (973) 285-1000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 016628109               SCHEDULE 13D                Page 2 of 4 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Joseph Scotti
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2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      United States of America
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                  7     Sole Voting Power
  Number of
   Shares               283,000*
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        283,000*
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      283,000**
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

* Includes 83,000 shares of Common Stock acquirable by the reporting person upon exercise of stock options presently exercisable or exercisable within 60 days of the date hereof. Excludes 32,000 shares of Common Stock subject to options not exercisable within 60 days of the date hereof.
**    Assumes the exercise of options to acquire 83,000 shares of Common Stock.

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            The securities to which this statement relates are shares of the common stock, no par value (the "Common Stock") of All Communications Corporation, a New Jersey corporation.

            The principal executive offices of the Issuer are located at 225 Long Avenue, Hillside, New Jersey 07206.

Item 2. Identity and Background

            Joseph Scotti is currently employed as a Vice President of Sales and Marketing of the Issuer. The business address of Mr. Scotti is 225 Long Avenue, Hillside, New Jersey 07206.

            During the last five years, Mr. Scotti has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Scotti is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

            On March 12, 1997, the Issuer granted Mr. Scotti options to purchase 20,000 shares of Common Stock at an exercise price of $3.50 per share. Those options vest in increments of 4,000 shares each successive March 12 beginning on March 12, 1998. On December 17, 1997, the Issuer granted Mr. Scotti options to purchase 75,000 shares of Common Stock at an exercise price of $.875 per share. The options were immediately exercisable.

            As of the date hereof, none of the foregoing options have been exercised.

Item 4. Purpose of Transaction

            The options granted on March 12, 1997 were granted under the Issuer's Stock Option Plan which was established for the purpose of attracting, retaining and motivating officers and employees through the opportunity of equity participation. The options granted on December 17, 1997 were granted as an incentive for performance.

            The options were not acquired for the purpose of acquiring or influencing control of the Issuer.

Item 5. Interest in Securities of the Issuer

            (a) Mr. Scotti is the beneficial owner of 283,000 shares of Common Stock, which represents approximately 5.7% of the outstanding Common Stock of the Issuer, assuming exercise of all stock options held by Mr. Scotti which are presently exercisable or exercisable within 60 days of the date hereof. The shares of Common Stock held by Mr. Scotti include (i) 200,000 shares of Common Stock owned by Mr. Scotti and (ii) 83,000 shares of Common Stock issuable upon exercise of stock options held by Mr. Scotti. Beneficial ownership excludes 32,000 shares of Common Stock subject to options not exercisable within 60 days of the date hereof.


                               Page 3 of 4 Pages

            (b) Number of shares of Common Stock as to which Joseph Scotti has:

                  (i)   Sole power to vote or direct the vote: 283,000

                  (ii)  Shared power to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition:
                        283,000

                  (iv)  Shared power to dispose or to direct the disposition: 0

      (c) As of January 11, 1999, the Issuer and Mr. Scotti entered into an agreement to extend the term of Mr. Scotti's employment agreement with the Issuer. In connection therewith, the Board of Directors granted Mr. Scotti options to acquire 300,000 shares of Common Stock at an exercise price of $.937 per share, 150,000 of which do not vest until December 31, 1999 and 150,000 of which do not vest until December 1, 2000. Vesting of the options are subject to Mr. Scotti's continued employment with the Issuer on the date of vesting.

            (d) None

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

            None, other than described herein.

Item 7. Material to be Filed as Exhibits

            None

                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 1999


                                          /s/ Joseph Scotti
                                          --------------------------------------
                                            Joseph Scotti

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).


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